APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bloom Foods, LLC

Profit and Loss

January - December 2019

	TOTAL
Income	
Cash Income	1,731.50
CashApp Income	78.00
Square Income	1,470.80
Venmo Income	268.00
Total Income	**$3,548.30**
GROSS PROFIT	**$3,548.30**
Expenses	
Advertising & Marketing	535.65
Food Costs	1,797.05
Gas	36.25
Job Supplies	863.57
Meals & Entertainment	13.39
Office Supplies & Software	354.37
Packaging	275.05
Rent & Lease	819.09
Taxes & Licenses	32.00
Total Expenses	**$4,726.42**
NET OPERATING INCOME	**$ -1,178.12**
NET INCOME	**$ -1,178.12**

Bloom Foods, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	365.93
Chester Investment	-100.00
Total Bank Accounts	**$265.93**
Total Current Assets	**$265.93**
TOTAL ASSETS	**$265.93**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card	-12,582.09
Credit card	13,450.07
Total Credit Cards	**$867.98**
Total Current Liabilities	**$867.98**
Total Liabilities	**$867.98**
Equity	
Opening Balance Equity	-823.93
Owner's Investment	1,400.00
Retained Earnings	0.00
Net Income	-1,178.12
Total Equity	**$ -602.05**
TOTAL LIABILITIES AND EQUITY	**$265.93**

Bloom Foods, LLC
Statement of Cash Flow - unaudited
For the period ended December 31, 2019

	Current Period
	01/01/2019 to 12/31/2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(1,178)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	868
Total Adjustments	868
Net Cash Flows From Operating Activities	(310)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	(310)
CASH - BEGINNING	575
CASH - ENDING	265

Bloom Foods, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Cash Income	10,307.23
CashApp Income	215.00
Services	76.94
Square Income	3,183.62
Stripe Income	256.41
Venmo Income	649.00
Total Income	**$14,688.20**
GROSS PROFIT	**$14,688.20**
Expenses	
Advertising & Marketing	307.89
Bank Charges & Fees	96.00
Car & Truck	92.20
Food Costs	3,560.28
Gas	431.15
Insurance	557.00
Job Supplies	952.66
Kitchen Equipment	117.93
Meals & Entertainment	232.57
Office Supplies & Software	1,423.00
Packaging	681.83
Rent & Lease	1,284.00
Shipping	40.80
Taxes & Licenses	603.21
Travel	0.00
Total Expenses	**$10,380.52**
NET OPERATING INCOME	**$4,307.68**
NET INCOME	**$4,307.68**

Bloom Foods, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	950.35
Chester Investment	-100.00
Total Bank Accounts	**$850.35**
Total Current Assets	**$850.35**
TOTAL ASSETS	**$850.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card	-4,638.26
Credit card	6,684.16
Total Credit Cards	**$2,045.90**
Total Current Liabilities	**$2,045.90**
Total Liabilities	**$2,045.90**
Equity	
Opening Balance Equity	-823.93
Owner's Investment	2,900.00
Owner's Pay & Personal Expenses	-6,401.18
Retained Earnings	-1,178.12
Net Income	4,307.68
Total Equity	**$ -1,195.55**
TOTAL LIABILITIES AND EQUITY	**$850.35**

Bloom Foods, LLC
Statement of Cash Flow - unaudited
For the period ended December 31, 2020

	Current Period 01/01/2020 to 12/31/2020	Prior Period 01/01/2019 to 12/31/2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	4,308	(1,178)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory		
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	2,046	868
Total Adjustments	2,046	868
Net Cash Flows From Operating Activities	6,354	(310)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	(5,768)	-
Net Cash Flows From Financing Activities	(5,768)	-
NET INCREASE (DECREASE) IN CASH	586	(310)
CASH - BEGINNING	265	575
CASH - ENDING	850	265

I, Chester Chambers, certify that:

1. The financial statements of Bloom Foods, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Bloom Foods, LLC included in this Form reflects accurately the information reported on the tax return for Bloom Foods, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Chester Chambers*

Name: Chester Chambers

Title: Founder